SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. __


                                 InterTAN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   461120 10 7
         --------------------------------------------------------------
                                 (CUSIP Number)

                             Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 7, 2003
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 2 of 16
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         671,580
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      671,580
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       671,580
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 3 of 16
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         394,417
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      394,417
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       394,417
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 4 of 16
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Liberation Investment Group, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,065,997
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,065,997
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,065,997
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 5 of 16
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Emanuel R. Pearlman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         1,065,997
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,065,997
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,065,997
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 6 of 16
---------------------------                                 --------------------


INTRODUCTION

Item 1.     Security and Issuer.

This statement relates to shares of common stock, $1.00 par value per share (the "Common Stock"), of InterTAN, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 279 Bayview Drive, Barrie, Ontario L4M 4W5. The number of issued and outstanding shares of Common Stock as of April 30, 2003, as reported in the Company's From 10-Q for the quarter ended March 31, 2003 is 20,542,220.

Item 2.     Identity and Background.

      (a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC.

      CFS Company Ltd. ("CFS") is a corporate director of LILtd, and the information regarding CFS is provided solely by reason of Instruction C to
      Schedule 13D. CFS is not a Reporting Person for purposes of this Schedule 13D.

      LILP and LILtd are the direct beneficial owners of the Common Stock. LIGLLC's beneficial ownership is indirect as a result of its control of LILP and LILtd., and Mr. Pearlman's ownership is indirect as a result of Mr. Pearlman being the General Manager, Chief Investment Officer and majority member of LIGLLC. LIGLLC and Mr. Pearlman's indirect ownership is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 2 and 3 on pages 4 and 5 above and in response to item 5 by LIGLLC and Mr. Pearlman are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by LILP and LILtd and the relationship of LIGLLC and Mr. Pearlman to LILP and LILtd.

      The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 7 of 16
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(b)   The business address for LILP, LIGLLC and Mr. Pearlman is c/o Libra
      Securities Group, LLC, 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

      The business address for LILtd is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands

      The business address for CFS is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands.

(c) The business of (i) LILP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) LILtd is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (iii) LIGLLC is to serve as the general partner of LILP and discretionary investment adviser to LILtd; and (iv) Mr. Pearlman is to provide discretionary investment management services through LIGLLC, of which he is the majority member.

      The business of CFS is to provide director services.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      CFS has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      CFS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) LILLP is a Delaware limited partnership; (ii) LILtd is a Cayman Islands Corporation; (iii) LIGLLC is a Delaware limited liability company; and (iv) Mr. Pearlman is a United States citizen.

      CFS is a Cayman Islands corporation.

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 8 of 16
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Item 3.     Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $6,604,031.11. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes. The Reporting Persons view their investment as having significant potential for increased value. However, the Reporting Persons believe that the Company's stock has underperformed for a significant period of time.

A representative of the Reporting Persons has, on several occasions, discussed with the Company's Chief Executive Officer, Chief Financial Officer and two of its directors, the Reporting Persons' views regarding the Company, proposals to maximize shareholder value and the possibility of the Reporting Persons appointing one or more individuals to the Company's board of directors. The Company has not indicated any interest in such proposals or in having nominees of the Reporting Persons join its board of directors.

On August 8, 2003, the Reporting Persons delivered a letter to the Company's secretary (a copy of which is attached to this filing as Exhibit 1), in accordance with the Company's by-laws, providing their notice of intent to nominate two individuals to the Board of Directors of the Company at the 2003 Annual Meeting of Stockholders of the Corporation, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting").

If elected to the Company's board of directors, the Reporting Persons believe the nominees will, subject to their fiduciary duties to all InterTAN shareholders, propose a strategy for the Company to maximize shareholder value. Such a strategy could include, among other things, an extraordinary transaction, such as a sale of the Company's business or a conversion of the Company to a Canadian income trust.

The Reporting Persons intend to file a proxy statement and other relevant documents with the Securities and Exchange Commission and to solicit proxies in support of the election of Messrs. Hillman and Kornstein to the InterTan board.

The Reporting Persons intend to pursue alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more purchases. The Reporting Persons may also contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 9 of 16
---------------------------                                 --------------------


The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

The Reporting Persons have agreed with each nominee to bear all costs and expenses of, and indemnify against all liability incurred by, each nominee in connection with such nominee being a candidate for election to the Company's board of directors. Each nominee will receive expense reimbursements from the Reporting Persons for serving as nominee whether or not elected. If elected as a director of the Company, each nominee will receive director's fees in accordance with the Company's practices and policies as set by the board of directors from time to time.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section
12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 671,580 shares of Common Stock and is the beneficial owner of 3.3% of the Common Stock.

            (ii) LILtd beneficially owns 394,417 shares of Common Stock and is the beneficial owner of 1.9% of the Common Stock.

---------------------------                                 --------------------
CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 10 of 16
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            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 1,065,997 shares of Common Stock and is the beneficial owner of 5.2% of the Common Stock.

            (iv) Mr. Pearlman, as the majority member and General Manager of LIGLLC, beneficially owns 1,065,997 shares of Stock and is the beneficial owner of 5.2% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 5.2% of the Common Stock.

            (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                             LILP      LILTD      LIGLLC      Mr.
                             ----      -----      ------      ---
                                                           Pearlman
                                                           --------

      Sole Power to           0          0          0          0
      Vote/ Direct Vote

      Shared Power to      671,580    394,417   1,065,997  1,065,997
      Vote/ Direct Vote

      Sole Power to           0          0          0          0
      Dispose/ Direct
      Disposition

      Shared Power to      671,580    394,417   1,065,997  1,065,997
      Dispose/ Direct
      Disposition

            (c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (1) On June 12, 2003, (i) LILP purchased 6,300 shares of Common Stock on the open market, at a price of $7.3193 per share, and (ii) LILtd purchased 3,700 shares of Common Stock on the open market, at a price of $7.3193 per share.

            (2) On June 13, 2003, (i) LILP purchased 8,379 shares of Common Stock on the open market, at a price of $7.2629 per share, and (ii) LILtd purchased 4,921 shares of Common Stock on the open market, at a price of $7.2629 per share.

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 11 of 16
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            (3) On June 18, 2003, (i) LILP purchased 13,734 shares of Common
      Stock on the open market, at a price of $7.15 per share, and (ii) LILtd purchased 8,066 shares of Common Stock on the open market, at a price of $7.15 per share.

            (4) On June 20, 2003, (i) LILP purchased 4,851 shares of Common Stock on the open market, at a price of $7.3014 per share, and (ii) LILtd purchased 2,849 shares of Common Stock on the open market, at a price of $7.3014 per share.

            (5) On June 23, 2003, (i) LILP purchased 9,450 shares of Common Stock on the open market, at a price of $7.2500 per share, and (ii) LILtd purchased 5,550 shares of Common Stock on the open market, at a price of $7.2500 per share.

            (6) On June 23, 2003, (i) LILP purchased 1,764 shares of Common Stock on the open market, at a price of $7.3079 per share, and (ii) LILtd purchased 1,036 shares of Common Stock on the open market, at a price of $7.3079 per share.

            (7) On June 24, 2003, (i) LILP purchased 1,701 shares of Common Stock on the open market, at a price of $7.2693 per share, and (ii) LILtd purchased 999 shares of Common Stock on the open market, at a price of $7.2693 per share.

            (8) On June 25, 2003, (i) LILP purchased 9,450 shares of Common Stock on the open market, at a price of $7.2400 per share, and (ii) LILtd purchased 5,550 shares of Common Stock on the open market, at a price of $7.2400 per share.

            (9) On June 26, 2003, (i) LILP purchased 9,450 shares of Common Stock on the open market, at a price of $8.1453 per share, and (ii) LILtd purchased 5,550 shares of Common Stock on the open market, at a price of $8.1453 per share.

            (10) On June 30, 2003, (i) LILP purchased 2,205 shares of Common Stock on the open market, at a price of $7.9057 per share, and (ii) LILtd purchased 1,295 shares of Common Stock on the open market, at a price of $7.9057 per share.

            (11) On July 2, 2003, (i) LILP purchased 20,160 shares of Common Stock on the open market, at a price of $8.0545 per share, and (ii) LILtd purchased 11,840 shares of Common Stock on the open market, at a price of $8.0545 per share.

            (12) On July 7, 2003, (i) LILP purchased 3,087 shares of Common Stock on the open market, at a price of $8.1073 per share, and (ii) LILtd purchased 1,813 shares of Common Stock on the open market, at a price of $8.1073 per share.

            (13) On July 8, 2003, (i) LILP purchased 33,705 shares of Common Stock on the open market, at a price of $8.1070 per share, and (ii) LILtd purchased 19,795 shares of Common Stock on the open market, at a price of $8.1070 per share.

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 12 of 16
---------------------------                                 --------------------


            (14) On July 10, 2003, (i) LILP purchased 4,662 shares of Common Stock on the open market, at a price of $7.9700 per share, and (ii) LILtd purchased 2,738 shares of Common Stock on the open market, at a price of $7.9700 per share.

            (15) On July 17, 2003, (i) LILP purchased 16,506 shares of Common Stock on the open market, at a price of $7.8500 per share, and (ii) LILtd purchased 9,694 shares of Common Stock on the open market, at a price of $7.8500 per share.

            (16) On July 17, 2003, (i) LILP purchased 2,520 shares of Common Stock on the open market, at a price of $7.858 per share, and (ii) LILtd purchased 1,480 shares of Common Stock on the open market, at a price of $7.8585 per share.

            (17) On July 18, 2003, (i) LILP purchased 40,320 shares of Common Stock on the open market, at a price of $7.8973 per share, and (ii) LILtd purchased 23,680 shares of Common Stock on the open market, at a price of $7.8973 per share.

            (18) On August 7, 2003, (i) LILP purchased 34,902 shares of Common Stock on the open market, at a price of $8.2122 per share, and (ii) LILtd purchased 20,495 shares of Common Stock on the open market, at a price of $8.2122 per share.

            (19) On August 8, 2003, (i) LILP purchased 6,300 shares of Common Stock on the open market, at a price of $8.1500 per share, and (ii) LILtd purchased 3,700 shares of Common Stock on the open market, at a price of $8.1500 per share.

            (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) Not applicable.


Item 7.     Materials to be Filed as Exhibits.

EXHIBIT 1 Letter dated August 8, 2003, from the Reporting Persons to the Corporate Secretary of InterTAN, Inc. notifying the Company of the Reporting Persons' intent to nominate two individuals for election to the Company's Board of Directors at the next annual meeting.

EXHIBIT 2   Press Release, dated August 12, 2003.

EXHIBIT 3   Statement with Respect to Joint Filing of Schedule 13D

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CUSIP No. 461120 10 7                 SCHEDULE 13D          Page 13 of 16
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 11, 2003


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner

By: /s/ Emanuel R. Pearlman
    ----------------------------------------
    Emanuel R. Pearlman
    General Manager

LIBERATION INVESTMENTS LTD.

By: /s/ Emanuel R. Pearlman
    ----------------------------------------
    Emanuel R. Pearlman
    Director

LIBERATION INVESTMENT GROUP LLC

By: /s/ Emanuel R. Pearlman
    ----------------------------------------
    Emanuel R. Pearlman
    General Manager

Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
--------------------------------------------